UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

 Commission File Number    0-50362

 CUSIP Number     75087U 10 1

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q	[ ] Form 20-F
	[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: March 31, 2010

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:_______________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I B REGISTRANT INFORMATION

Rainier Pacific Financial Group, Inc.

Full Name of Registrant

not applicable

Former Name if Applicable

c/o Jonathan W. Blado, Blado, Kiger, P.S.
Registered Agent of Rainier Pacific Financial Group, Inc., Bank of America Building, 2nd Floor, 3408 South 23rd Street

Address of Principal Executive Office (Street and Number)

Tacoma, Washington  98405

City, State and Zip Code

PART II B  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly  report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

PART III B  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rainier Pacific Financial Group, Inc. (the ACompany@) has determined that it is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (the AForm 10-Q@) and the Company expects that it will not be able to file the Form 10-Q within the five-day extension permitted by the rules of the U.S. Securities and Exchange Commission. As previously reported by the Company, on February 26, 2010, Rainier Pacific Bank (the ABank@), the sole operating subsidiary of the Company, was closed by the State of Washington, Department of Financial Institutions, Division of Banks and the Federal Deposit Insurance Corporation (AFDIC@) was appointed as receiver of the Bank.  Subsequent to the closure, Umpqua Bank of Roseburg, Oregon assumed all of the deposits of the Bank, excluding certain brokered deposits, and purchased essentially all of the Bank=s assets in a transaction facilitated by the FDIC.  The only source of income for the Company was the Bank.  As a result of these events, the Company is without the personnel or resources to complete the Form 10-Q.  The Company will conduct no business other than in connection with its corporate and disclosure obligations under law and in connection with the winding up of its affairs.

PART IV B  OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jonathan W. Blado	(253)	272-2997
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

 [   ] Yes     [X] No

The Annual Report on Form 10-K was not filed for the year ended December 31, 2009 after the Bank was placed into receivership.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 [X] Yes     [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of March 31, 2010, the Company's assets, excluding its investment in the Bank, which investment is expected to be written off completely, are believed to consist solely of approximately $100,000 in cash and its potential interest in federal income tax refund claims of indeterminate value, and the Company's liabilities are believed to consist solely of approximately $25,000 of payables for accounting, legal, financial printing, investor relations, transfer agent and other expenses incurred to date. The Company no longer has any source of income except to the extent the Company receives distributions from the liquidation of the Bank's assets from the FDIC, which is unlikely and not expected, or to the extent the Company receives an allocable portion of the pending federal income tax refund claims from the IRS, under applicable federal income tax laws and regulations, the value (if any) of which cannot be determined. In addition, the Company will continue to incur such expenses in connection with the winding up of its affairs until it is liquidated or dissolved pursuant to federal bankruptcy or state corporate laws, as planned. Consequently, the Company does not expect, and can offer no assurances that any net proceeds of liquidation or dissolution will be available for distribution to its shareholders.  At September 30, 2009, the Company reported consolidated results as follows: total assets of $764.2 million; total deposits of $466.3 million; shareholders= equity of $12.8 million and a net loss for the nine months ended September 30, 2009 of $43.3 million.

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Rainier Pacific Financial Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 14, 2010	By /s/John A. Hall
John A. Hall
President and Chief Executive Officer

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